Exhibit 99.1

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

U.S. DOLLARS IN THOUSANDS

UNAUDITED

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,	June 30,
		2022	2023
	Note	Audited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$5,836	$855
Restricted cash		850	834
Short-term deposits		98,694	92,672
Prepaid expenses and other receivables		1,097	1,698

Total current assets		106,477	96,059

LONG-TERM ASSETS:
Long term prepaid expenses		391	441
Property and equipment, net		7,471	7,549
Right-of-use asset	3	5,810	7,157

Total long-term assets		13,672	15,147

Total assets		$120,149	$111,206

The accompanying notes are an integral part of the interim consolidated financial statements.

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,	June 30,
		2022	2023
	Note	Audited	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		1,423	1,789
Other payables and accrued expenses		2,246	2,781
Current maturities of operating lease liabilities	3	669	846

Total current liabilities		4,338	5,416

LONG-TERM LIABILITIES:
Warrants liability	5	5,630	7,794
Operating lease liabilities	3	4,524	5,433

Total long-term liabilities		10,154	13,227

Total liabilities		14,492	18,643

COMMITMENTS AND CONTINGENCIES	6

SHAREHOLDERS’ EQUITY:	7
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2022 and June 30, 2023; Issued and outstanding: 69,105,000 and 69,373,135 shares as of December 31, 2022 and June 30, 2023, respectively		-	-
Additional paid-in capital		192,259	196,045
Accumulated deficit		(86,602)	(103,482)

Total shareholders’ equity		105,657	92,563

Total liabilities and shareholders’ equity		$120,149	$111,206

The accompanying notes are an integral part of the interim consolidated financial statements.

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2022	2023
		Unaudited

Research and development, net		$10,683	$12,261

Marketing expenses		329	920

General and administrative		5,781	3,631

Total operating loss		16,793	16,812

Financial expenses, net	8	10,942	21

Loss before taxes on income		27,735	16,833

Tax on income		8	47

Net loss		27,743	16,880

Net comprehensive loss		$27,743	$16,880

Net loss per share, basic and diluted		$(0.48)	$(0.24)

Weighted-average shares used in computing net loss per share, basic and diluted		58,023,875	69,262,381

The accompanying notes are an integral part of the interim consolidated financial statements.

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Convertible				Additional		Total
	Preferred shares		Ordinary shares		paid-in	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	equity

Balances as of January 1, 2022	13,739,186	$53,964	40,528,913	$-	$18,063	$(52,840)	$(34,777)

Issuance of ordinary shares upon exercise of warrants	-	-	1,269,213	-	3,257	-	3,257
Issuance of ordinary shares in connection with SPAC merger and PIPE financing	-	-	12,435,849	-	74,952	-	74,952
Conversion of convertible preferred shares in connection with SPAC merger	(13,739,186)	(53,964)	14,270,797	-	53,964	-	53,964
Conversion of Warrants to Convertible Preferred shares in connection with SPAC merger	-	-	-	-	35,170	-	35,170
Vesting of RSUs	-	-	70,625	-	-	-	-
Share-based compensation	-	-	-	-	3,445	-	3,445
Net loss	-	-	-	-	-	(27,743)	(27,743)

Balances as of June 30, 2022 (unaudited)	-	$-	68,575,397	$-	$188,851	$(80,583)	$108,268

	Convertible				Additional		Total
	Preferred shares		Ordinary shares		paid-in	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	equity

Balances as of January 1, 2023	-	$-	69,105,000	$-	$192,259	$(86,602)	$105,657
		-
Issuance of ordinary shares upon exercise of warrants	-	-	67,897	-	-	-	-
Issuance of ordinary shares upon exercise of share options	-	-	2,500	-	2	-	2
Vesting of RSUs	-	-	197,738		-	-	-
Share-based compensation	-	-	-	-	3,784	-	3,784
Net loss	-	-	-	-	-	(16,880)	(16,880)

Balances as of June 30, 2023 (unaudited)	-	$-	69,373,135	$-	$196,045	$(103,482)	$92,563

The accompanying notes are an integral part of the interim consolidated unaudited financial statements.

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2022	2023
	Unaudited

Cash flows from operating activities:

Net loss	$(27,743)	$(16,880)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	475	512
Share-based compensation	3,445	3,784
Non-cash financial expenses (income), net	(97)	509
Change in the fair value of Warrants Liabilities	11,105	2,164
Increase in prepaid expenses and other receivables	(2,443)	(601)
Decrease (increase) in long term prepaid expenses	1,821	(50)
(Decrease) increase in trade payables	(6)	366
(Decrease) increase in other payables and accrued expenses	(1,885)	535
Change in operating lease liabilities	-	(633)
Change in operating lease right-of-use assets	-	372

Net cash used in operating activities	(15,328)	(9,922)

Cash flows from investing activities:

Investment in short-term deposits	(100,000)	(98,431)
Redemption of short-term deposits	8,000	103,995
Purchase of property and equipment	(675)	(590)

Net cash (used in) provided by investing activities	(92,675)	4,974

Cash flows from financing activities:

Proceeds from exercise of warrants	3,257	-
Proceeds from exercise of options	-	2
Proceeds from SPAC merger and PIPE financing, net of transaction cost	93,543	-

Net cash provided by financing activities	96,800	2

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(288)	(51)

Decrease in cash, cash equivalents and restricted cash	(11,491)	(4,997)
Cash, cash equivalents and restricted cash at beginning of period	23,854	6,686

Cash, cash equivalents and restricted cash at end of period	$12,363	$1,689

Supplemental disclosures of cash flow information:

Income tax payments	$2	$13

Interest received	$50	$2,394

The accompanying notes are an integral part of the interim consolidated financial statements.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Company description:

Alpha Tau Medical Ltd. (“the Company”) is an Israeli clinical-stage oncology therapeutics company that focuses on research, development and commercialization of Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) for the treatment of solid cancer. The Company was established in November 2015 and began its operations in January 2016, and shortly thereafter acquired the full rights to the Alpha DaRT technology from Althera Medical Ltd., (“Althera”), developed in 2003 at Tel Aviv University.

In August 2017 the Company established a fully owned subsidiary in the United States - “Alpha Tau Medical Inc.” (“ATM Inc”). ATM Inc began its activity in August 2018.

In January 2018 the Company established a subsidiary in Japan “Alpha Tau Medical KK” (hereafter: ATM KK). ATM KK began its activity in January 2018. Since July 2019, the Company holds 100% of ATM KK.

In July 2019, the Company established a fully owned subsidiary in Canada “Alpha Tau Medical Canada Inc.” (hereafter: ATM Canada Inc). ATM Canada Inc began its activity in March 2020.

b.	Merger with Healthcare Capital Corp:

On July 7, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Healthcare Capital Corp., a Delaware corporation (“HCCC”), and Archery Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”). As part of the completion of business combination on March 7, 2022 (the “Closing Date”), the Merger Sub was merged with and into HCCC (the “Merger”), with HCCC surviving the merger as a wholly owned subsidiary of the Company. In July 2022, HCCC was dissolved.

Each of HCCC’s outstanding warrants to purchase one share of HCCC common stock, including both the HCCC warrants issued to public shareholders in HCCC’s initial public offering (the “Public Warrants”) and the HCCC warrants issued in a private placement to HCCC’s sponsors in HCCC’s initial public offering (the “Private Warrants”) (together, the “Warrants liability”), were converted into the right to receive an equal number of warrants to purchase one Ordinary Share of the Company. A total of 15,891,984 warrants to purchase one Ordinary Share were issued to holders of HCCC warrants.

On July 7, 2021, the Company entered into Subscription Agreements, together with a number of subsequent agreements since with certain investors (the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors agreed to purchase on the Closing Date the Company’s ordinary shares at a price equal to $10.00 per share on the terms and subject to the conditions set forth in the Subscription Agreements (the “PIPE Financing”). In connection with the closing of the Business Combination, the Company consummated the sale of 9,251,006 ordinary shares for gross proceeds of $92,510 pursuant to the PIPE Financing.

Total gross proceeds resulted from the Merger transaction were approximately $104,052 out of which total transaction costs amounted to approximately $5,713. The transaction costs related to the Warrants liability in the amount of $817 were recognized as expenses in the Company’s statement of operations for the period ended June 30, 2022. The residual amount was deducted of additional paid in capital.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

c.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to secure financing; obtain further marketing approvals from regulatory authorities; access potential markets; and build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

The Company expects to continue to incur substantial losses over the next several years during its clinical development phase. To fully execute its business plan, the Company will need to complete registrational clinical studies and certain development activities as well as manufacture the required clinical and commercial products in its manufacturing plants. Further, the Company will seek further regulatory approvals prior to commercialization and the Company will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company.

As of June 30, 2023, the Company had cash, cash equivalents, short-term deposits and restricted cash of $94,361. During the six months ended June 30, 2023, the Company incurred a net loss of $16,880 and had negative cash flows from operating activities of $9,922. In addition, the Company had an accumulated deficit of $103,482 on June 30, 2023. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements for at least two years.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2022 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022.

The significant accounting policies disclosed in the Company’s audited 2022 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements. Results for the six months ended June 30, 2023 are not necessarily indicative of results that may be expected for the year ending December 31, 2023.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates:

The preparation of the unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

c.	Restricted cash:

Restricted cash is primarily invested in bank deposit and is used as security for the Company’s lease commitments. The following table provides a reconciliation of the cash and cash equivalents balances reported on the balance sheets and the cash, cash equivalents and restricted cash balances reported in the statements of cash flows:

	June 30,
	2022	2023
	Unaudited

Cash and cash equivalents, as reported on the balance sheets	$11,571	$855
Restricted cash, as reported on the balance sheets	792	834

Cash, cash equivalents, and restricted cash, as reported in the statements of cash flows	$12,263	$1,689

d.	Leases:

The Company determines if an arrangement meets the definition of a lease at the inception of the lease.

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR was estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset was located.

Lease term may include options to extend or terminate the lease when it is reasonably certain that the Company would exercise that option. The Company elected to not recognize a lease liability ROU asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

Payments under the Company’s lease agreements are primarily fixed; however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease ROU assets and liabilities.

Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Ordinary share warrants classification and measurement:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, are indexed to the Company’s own shares and whether the warrants are eligible for equity classification under ASC 815-40. This assessment is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all the criteria for equity classification, are required to be recorded as a component of additional paid-in capital. Warrants that do not meet all the criteria for equity classification, are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value through earnings at each balance sheet date thereafter.

The Company has classified the SPAC warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of comprehensive loss.

As of December 31, 2022 and June 30, 2023, the Company has 2,391,857 and 2,323,960 warrants classified as equity.

In addition, as of December 31, 2022 and June 30, 2023 the Company has 13,605,561 and 2,142,000 public and private warrants, respectively, which are classified as a liability.

f.	Fair value of financial instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Financial instruments consist among others of cash equivalents, restricted cash, other accounts receivable, trade payables, and other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short-term maturities. We consider public warrant liabilities to be Level 1 and private warrants are measured at fair value using Level 3 inputs.

NOTE 3:- LEASE

The Company has entered into non-cancelable lease agreements for its offices and motor vehicles with lease periods expiring at various dates through May 2035.

The components of operating lease costs were as follows:

Period ended June 30, 2023
Unaudited

Operating lease cost	$475
Variable lease cost	22

Total net lease costs	$497

Supplemental balance sheet information related to operating leases is as follows:

June 30, 2023
Unaudited

Operating lease ROU assets	$7,157
Operating lease liabilities, current	$846
Operating lease liabilities, long-term	$5,433
Weighted average remaining lease term (in years)	10.85
Weighted average discount rate	5.10%

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of June 30, 2023, are as follows:

Operating leases
Unaudited

2023	$453
2024	849
2025	790
2026	689
2027 and thereafter	5,562

Total undiscounted lease payments	8,343
Less: imputed interest	2,064

Present value of lease liabilities	$6,279

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- WARRANTS LIABILITY

In March 2022, in conjunction with the Merger with HCCC, the Company issued 13,749,986 warrants to the public shareholders of HCCC (the “Public Warrants”) and 2,142,000 warrants to the sponsor of HCCC (the “Private Warrants”) in exchange for the surrender and cancellation of an identical number of warrants exercisable into common stock of HCCC. The Public Warrants and the Private Warrants may each be exercised into Ordinary shares of the Company within 5 years of the grant date, at an exercise price of $11.50, and are subject to certain redemption provisions at the Company’s option.

As of June 30, 2023, a total of 144,123 Public Warrants have been exercised into 144,123 ordinary shares of the Company.

As of June 30, 2023, a total of 13,605,561 Public Warrants and 2,142,000 Private Warrants are outstanding.

Public Warrants

Each whole warrant will entitle the registered holder to purchase one Ordinary share. No fractional warrants will be issued and only whole warrants will trade. No warrant will be exercisable and the Company will not be obligated to issue an Ordinary share upon exercise of a warrant unless the Ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event is the Company required to net cash settle any warrant. During any period if the Company has failed to maintain an effective registration statement, warrant holders will be able to, until such time there is an effective registration statement, exercise their warrants on a “cashless basis.”

Once the warrants become exercisable, the Company may call the warrants for redemption:

●	In whole and not in part;

●	At a price of $0.01 per warrant;

●	Upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	If, and only if, the closing price of the Ordinary shares equals or exceeds $18.00 per share (subject to standard adjustments) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

If the Company calls the warrants for redemption for cash the Company’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” If the Company’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of Ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- WARRANTS LIABILITY (Cont.)

Private Warrants

Except as described below, the Private Warrants have terms and provisions that are identical to those of the Public Warrants.

The Private Warrants will not be redeemable by the combined company so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Warrants on a cashless basis. If the Private Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by the combined company and exercisable by such holders on the same basis as the Public Warrants. If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares of Ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of the Ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice our warrant exercise is sent to the warrant agent.

NOTE 5:- FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and June 30, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2022
	Level 1	Level 2	Level 3
	(Audited)

Warrants Liability – Public Warrants	$3,403	$-	$-
Warrant Liability – Private Warrants	-	-	2,227

Total	$3,403	$-	$2,227

	June 30, 2023
	Level 1	Level 2	Level 3
	(Unaudited)

Warrants Liability – Public Warrants	$5,376	$-	$-
Warrant Liability – Private Warrants	-	-	2,418

Total	$5,376	$-	$2,418

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:- FAIR VALUE MEASUREMENTS (Cont.)

The fair value of the Public Warrants is determined with reference to the prevailing market price for warrants that are trading on Nasdaq under the ticker DRTSW.

The Private warrants were valued using a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private warrants is the expected volatility of the Ordinary shares. The expected volatility was implied from a blend of the Company’s own Ordinary share and Public Warrant pricing, and the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business.

The Warrants to convertible preferred shares were converted into an identical number of warrants convertible into ordinary shares of the Company. After conversion the converted warrants were valued using a Black Scholes Option Pricing Model. The Black Scholes model’s primary unobservable input utilized in determining the fair value of the Warrants to convertible preferred shares is the expected volatility of the Ordinary shares. The expected volatility was implied from the Company’s own Ordinary shares and Public Warrants pricing, and the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business.

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

The change in the fair value of the Level 3 warrants liability is summarized below:

June 30, 2023
Unaudited

Beginning of period	$2,227
Change in fair value	191

End of period	$2,418

NOTE 6:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	A guarantee in the amount of $609 was issued by a bank to secure the Company’s offices rent. In addition, a guarantee in the amount $225 was issued by a bank to the Commonwealth of Massachusetts, backed by a guarantee from the Company, to support the expansion of ATM Inc’s radioactive license in the State of Massachusetts.

b.	The Company has received royalty-bearing grants from the IIA to finance its research and development programs in Israel, through which the Company received IIA participation payments in the aggregate amount of $4,987 through June 30, 2023. In return, the Company is committed to pay IIA royalties at a rate of 3-3.5% of future sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate. Through June 30, 2023, no royalties have been paid or accrued.

In addition, under the intellectual property purchase agreement with Althera, the Company assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty-bearing grants received by Althera (plus accrued interest at LIBOR rate). The Company’s contingent royalty liability to the IIA on June 30, 2023, including grants received by the Company, grants assumed from Althera and the associated LIBOR interest accrued on all such grants, totaled $6,242.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Under the February 2, 2016 intellectual property purchase agreement with Althera, the Company is obligated to pay Althera a fixed rate of 2% (plus VAT) of Company’s future gross revenues (as defined in the agreement) that are derived from the purchased intellectual property, up to a maximum amount of $1,500 (plus VAT), in the aggregate, with the potential to set off against certain payments made by the Company to the IIA.

d.	The Company also entered into intellectual property agreements with Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University (“Ramot”) on April 21, 2016 and July 14, 2016, all as amended on May 5, 2019, pursuant to which the Company is obligated to pay Ramot a fixed royalty of 2.5% on net sales of all of the Company’s products (as defined in the agreement) by the Company and its affiliates, with no set maximum. The royalty will be payable as of the first commercial sale (as defined in the agreement), until the later of: 15 years; or until the last to expire of the patents or patent applications from research developed at Tel Aviv University and assigned to the Company, on a country-by-country, product-by-product basis. The Company is also obligated to pay a 7% royalty (and in no event less than 0.65% of the net sales of Company products sold by the Company’s licensees in a given year) on any royalties or revenues received by the Company from its licensees.

e.	Under an Operations Partner Agreement between the Company and services provider HekaBio K.K. of May 21, 2019, the Company makes certain payments to HekaBio K.K. in exchange for consulting and administrative services in Japan, as well as payments upon the achievement of certain clinical and regulatory milestones. In addition, if HekaBio K.K. successfully assists the Company in obtaining regulatory marketing approval of the Company’s products in Japan, then the Company is to grant to HekaBio K.K. options to acquire 271,588 of the Company’s ordinary shares at a price of $4.42 each, and to pay HekaBio K.K. a royalty of 3.5% of the reimbursement price (as defined in the agreement) of such products in Japan and 10% of revenues received by the Company from distribution receipts (as defined in the agreement) for such products in Japan. As of June 30, 2023, no such options were granted.

f.	On November 18, 2018 and July 29, 2019, the Company entered into research and license agreements with BGN Technologies, the technology transfer company of Ben Gurion University (“BGN”), further amended on May 12, 2021, wherein the Company will wholly own any intellectual property that is developed jointly by Ben Gurion University and others (including the Company), and BGN will receive 0.75% royalties on all sales of the Company’s alpha radiation products, net of certain deductions and irrespective of the intellectual property underlying such sales, or 1.5% royalties on sales of products that contain intellectual property owned by Ben Gurion University, net of certain deductions. BGN will receive 4% of license revenues (as defined in the agreements) that relate to jointly developed intellectual property, and 8% of license revenues that relate to intellectual property developed solely by Ben Gurion University. The parties also agreed that the Company will continue to conduct research at Ben Gurion University for as long as the researchers wish to, and the parties have agreed on a research budget in good faith.

g.	On December 1, 2020, the Company entered into a clinical trial agreement with Cambridge University Hospitals NHS Trust, wherein Cambridge will receive 5% of any marginal increase in the Company’s net sales (all as defined in the agreement) generated on account of any patent or patent claim granted from the research performed in such trial, and 2% of the Company’s net sales (minus the aforementioned marginal increase payment) received for the treatment of Squamous Cell Carcinoma of the vulva, for three years from the date of first sale, world-wide.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

h.	On August 16, 2022, the Company entered into a collaboration agreement with MIM Software, Inc. (“MIM”) to provide treatment planning software for clinical sites using the Alpha DaRT therapy. Under the terms of the agreement, the parties will collaborate on the use of MIM’s software suite, including MIM Symphony® and MIMcloud®, for development of new features and support for the Alpha DaRT across multiple potential indications, integration into all clinical trials involving the Alpha DaRT, and bundling the MIM software with the Alpha DaRT for future commercial sales in territories where the Alpha DaRT and MIM’s software are both approved. The agreement contemplates certain payments to MIM to be agreed between the parties upon initiating certain workstreams, as well as payments to MIM upon commercial sale of the Alpha DaRT bundled with MIM’s software products.

NOTE 7:- SHAREHOLDERS’ EQUITY

a.	Ordinary share capital is composed as follows:

	December 31, 2022		June 30, 2023 (unaudited)
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of no-par value	362,116,800	69,105,000	362,116,800	69,373,135

b.	Ordinary shares:

The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

c.	Share option plans:

The Company has authorized through its 2021 Share Incentive Plan (the “Plan”), an available pool of ordinary shares of the Company from which to grant options, RSUs or other equity compensation to officers, directors, advisors, management and other key employees of up to 18,192,586 Ordinary shares. The equity compensation granted generally has a four-year vesting period and expires ten years after the date of grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant.

As of June 30, 2023, 12,426,345 of the Company’s options are available for future grants.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the status of options under the Plan as of June 30, 2023 and changes during the relevant period ended on that date is presented below:

	Six months ended June 30, 2023 (unaudited)
	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of period	8,237,794	$5.8	$2,588	7.24
Granted	3,185,111	$3.4
Exercised	(2,500)	$1.1
Forfeited and cancelled	(41,292)	$9.9

Outstanding at end of period	11,379,113	$5.1	$7,709	7.5

Exercisable options	5,838,956	$4.5	$4,934	5.9

A summary of the status of RSUs under the Plan as of June 30, 2023 and changes during the relevant period ended on that date is presented below:

Number of RSU

Outstanding at beginning of year	924,867
Granted	391,724
Forfeited and cancelled	(12,820)
Vested	(197,738)

Outstanding on June 30, 2023	1,106,033

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the six months ended June 30, 2022 and 2023, was comprised as follows:

	Six months ended June 30,
	2022	2023
	Unaudited

Research and development	$2,260	$2,536
Marketing expenses	60	202
General and administrative	1,125	1,046

Total share-based compensation expense	$3,445	$3,784

As of June 30, 2023, there were unrecognized compensation costs of $19,510, which are expected to be recognized over a weighted average period of approximately 2.62 years.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- SHAREHOLDERS’ EQUITY (Cont.)

d.	Warrants to investors:

1.	In July 2019, as part of the investment round of HekaBio K.K, the investors received 651,067 warrants to ordinary shares with an exercise price of $5.04 to be exercised within 4 years from grant date.

2.	In March 2022, in conjunction with the Merger with HCCC, the 3,880,777 warrants convertible into Preferred A Shares of the Company were converted into an identical number of warrants convertible into ordinary shares of the Company. The warrants are exercisable until September 2024 at an exercise price of $3.87.

During the six-month period ended June 30, 2022, a total of 1,509,176 of such warrants were exercised into 1,125,088 ordinary shares of the Company.

As of June 30, 2023, a total of 2,323,960 such warrants are outstanding.

The warrants met all the criteria for equity classification and were reclassified as a component of additional paid-in capital. See also note 2e and 6.

e.	Warrants to consultants:

In March 2023, 67,897 warrants were exercised into 67,897 ordinary shares of no-par value, for no consideration.

NOTE 8:- FINANCIAL EXPENSES, NET

	Six months ended June 30,
	2022	2023
	Unaudited

Financial expenses:

Foreign currency transaction loss	$260	$-
Remeasurement of warrants, net	11,105	2,164
Others	13	11

Total financial expenses	11,378	2,175

Financial income:

Foreign currency transaction income	-	220
Interest from deposits	436	1,934

Total financial income	436	2,154

Financial expenses, net	$10,942	$21

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary share:

	Six months ended June 30,
	2022	2023
	Unaudited
Numerator:
Net loss	$27,743	$16,880
Denominator:
Weighted-average shares used in computing net loss per Ordinary share, basic and diluted	58,023,875	69,262,381

Net loss per Ordinary share, basic and diluted	$0.48	$0.24

For the six months ended June 30, 2022 and 2023, all outstanding options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. As of June 30, 2022, and 2023 the total weighted average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 27,571,715 and 30,556,667, respectively.

NOTE 10:- SUBSEQUENT EVENTS

In Jul 2023, the Company accepted a long-term leasehold grant of 6,663 square meters (1.65 acres) of land from the Israel Land Authority (“ILA”) following a positive recommendation by the Israeli Ministry of the Economy and Industry to grant the land directly to the Company at a discounted cost. The cost of the leasehold will be determined in an assessment process currently underway between the Company and the ILA.

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